                                                                    Exhibit 99.1

                                                           FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli                                                     Jack McAvoy

ViryaNet                                                                ViryaNet

508-490-8600, ext 3038                                  508-490-8600, ext 3090
albert.gabrielli@viryanet.com                           jack.mcavoy@viryanet.com
-----------------------------                           ------------------------

           VIRYANET REPORTS RESULTS OF ITS FOURTH FISCAL QUARTER 2001;
               ACHIEVES PROFITABILITY, EXCLUDING ONE-TIME CHARGES



Southborough, Mass. -- February 14, 2002 -- ViryaNet (NASDAQ: VRYA), a leading provider of wireless and Web-based software applications that automate field service delivery, today announced financial results of its fourth fiscal quarter and full year 2001.

Total revenue was $5.0M for the fourth fiscal quarter, ended December 31, 2001, a 4% decrease from $5.2M in the previous quarter, and a decrease of 39% from $8.2M in the fourth quarter of 2000.

ViryaNet reported its first-ever pro-forma net profit. For the fourth quarter of 2001, excluding $0.6M of one-time charges related to severance and other restructuring activities initiated in October, the Company reported a net profit of $0.4M, or $0.02 per basic and diluted share, compared to a net loss of $1.8M or $0.08 per basic and diluted share for the previous quarter, and a net loss of $1.6M, or $0.08 per basic and diluted share for the fourth quarter of 2000.

On a U.S. GAAP basis, the Company incurred a net loss of $0.2M, or $0.01 per basic and diluted share.

Software license revenue was $3.0M, a decrease of 12% compared to the previous quarter, and a decrease of 46% compared to the fourth quarter of 2000. Revenue from services and maintenance increased to $2.0M, a 12% increase over $1.8M in the previous quarter, and a decrease of 24% compared to the fourth quarter of 2000.

The Company reported gross margins of 64% for the quarter, compared to 56% in the previous quarter, and 69% in the fourth quarter of 2000. Gross margins from software licenses improved to 86% from 72% in the previous quarter, due to a decline in third-party license content as a result of the introduction of ViryaNet's own Service Scheduler product. Services margins continued to improve to 31%, compared to 26% in the previous quarter.

Operating expenses, including one-time charges related to severance and other restructuring activities, were $3.3M, compared to $4.7M in the previous quarter, and $7.8M in the fourth quarter of 2000.

The operating expenses of $3.3M include an increase in the provision for doubtful accounts of $0.6M. This additional provision relates to a ViryaNet customer who recently filed for Chapter 11 bankruptcy protection. The Company has approximately $1.5M of receivables related to software licenses purchased by this customer. The $0.6M provision is the amount of the receivable that is not covered under an insurance plan that the Company secured prior to the transaction. The Company believes that it will be able to collect the balance of this receivable from the customer directly or under an insurance plan that covers this transaction.

The Company's available cash position on December 31, 2001, including the full line of credit, was $9.0M compared to $11.0M at the end of the previous quarter. During the quarter, the Company reduced its cash consumption to $2.0M from $5.7M in the third quarter of 2001.

For the fiscal year 2001, revenue was $20.0M, a decrease of 26% from $27.1M in fiscal year 2000. License revenue was $12.5M, a decrease of 27% from $17.0M in 2000. Services revenue was $7.5M, a decrease of 26% from $10.1M in 2000. The net loss for fiscal year 2001 was $14.6M or $0.67 per basic and diluted share compared to a net loss of $26.8M or $3.34 per basic and diluted share in fiscal year 2000.

"We conclude year 2001, one of the most challenging years in our industry, with a solid quarterly performance," stated Win Burke, president and CEO, ViryaNet. "We did what we said we would do at the beginning of Q2 of 2001. We have restructured the Company, stabilized it financially, and pursued the goals of a breakeven P&L in Q4, excluding one-time charges, and positive cash flow in Q1 of 2002. Today, we are delighted to announce that, with unrelenting focus and determination, ViryaNet has achieved profitability in Q4, excluding one-time charges, and has substantially reduced its cash burn."

Year 2001 in Review

Despite the challenges felt throughout the industry during the last year, ViryaNet realized significant accomplishments:

Product -- the Company continued its product leadership by rolling out new releases and products, including Service Scheduler, Voice Portal, and eRepair.

Customer Implementations -- ViryaNet's professional services organization successfully completed 11 new customer implementations, earning high customer satisfaction.

New Customers and Partners -- During 2001, ViryaNet welcomed a number of new customers into its family, including Abentel, CAL-AIR, ionex, S.H.R. Group, and Verizon Avenue. The Company also continued to expand its market footprint with relationships with industry leaders such as Amdocs, ProLink Services, and Telvent Interactiva.

Business Outlook for 2002

Although economic indicators are uncertain regarding a market upturn during 2002, the Company currently expects revenue growth of approximately 10% during 2002, with EPS of approximately $0.08. The Company's expectations for Q1 are for revenues to be approximately $4.5M, EPS of approximately $0.01 and cash flow to be breakeven to positive.

About ViryaNet

ViryaNet is a provider of software solutions that improve the quality and efficiency of an organization's service operations. ViryaNet's flagship product -the award-winning ViryaNet Service Hub -- combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet's deep service expertise to help companies automate workforce scheduling, dispatching, and activity reporting; customer contract and entitlement compliance; and materials and repairs management.

Customers in the consumer goods, grocery and retail, telecommunications, manufacturing, utilities, third-party maintenance, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives, its future business prospects, its future financial performance, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet's business include market acceptance of and demand for the Company's products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company's customers, risks associated with the events associated with the September 11, 2001 terror attacks in the US, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet's Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET LTD. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)



                                                                                               December 31,
                                                                                        2001                   2000
                                                                                 ------------------------------------------
                                                                                 ------------------------------------------
                                                                                         U.S. dollars in thousands

                                                                                 ------------------------------------------
     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                            $  8,540              $  21,838
  Restricted cash                                                                            30                      -
  Trade receivables (net of allowance for doubtful accounts-
  $1,302 in 2001 and $37 in 2000)                                                         8,167                  6,190
  Other receivables and prepaid expenses                                                  2,006                  2,960
                                                                                 -------------------    -------------------

Total current assets                                                                     18,743                 30,988
-----                                                                            -------------------    -------------------

SEVERANCE PAY FUND                                                                          703                    945
                                                                                 -------------------    -------------------

PROPERTY AND EQUIPMENT, NET                                                               2,663                  2,907
                                                                                 -------------------    -------------------

                                                                                      $  22,109              $  34,840
                                                                                 ===================    ===================

                         VIRYANET LTD. AND ITS SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)


                                                                                                December 31,
                                                                                        2001                   2000
                                                                                 ------------------------------------------
                                                                                         U.S. dollars in thousands
                                                                                 ------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                                              $   5,557                $   145
  Trade payables                                                                          1,938                  2,449
  Deferred revenues                                                                       1,349                  1,956
  Other payables and accrued expenses                                                     3,287                  5,312
                                                                                 -------------------    -------------------

Total current liabilities                                                                12,131                  9,862
-----                                                                            -------------------    -------------------


ACCRUED SEVERANCE PAY:                                                                    1,316                  1,797
                                                                                 -------------------    -------------------

SHAREHOLDERS' EQUITY
  Share capital                                                                             611                    610
  Additional paid-in capital                                                             97,962                 98,328
  Accumulated other comprehensive loss                                                     (436)                  (288)
  Deferred stock compensation                                                               (43)                  (604)
  Accumulated deficit                                                                   (89,432)               (74,865)
                                                                                 -------------------    -------------------

Total shareholders' equity                                                                8,662                 23,181
-----                                                                            -------------------    -------------------

                                                                                      $  22,109               $ 34,840
                                                                                 ===================    ===================

                     VIRYANET LTD.

                CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)


                                                                     Three months ended                       Year ended
                                                                        December 31,                         December 31,
                                                              ---------------------------------     --------------------------------
                                                                  2001               2000               2001              2000
                                                              --------------     --------------     --------------    --------------
                                                              ----------------------------------------------------------------------
                                                                   U.S. dollars in thousands, except share and per share data
                                                              ----------------------------------------------------------------------
Revenues:
   Software licenses                                              $ 2,987            $ 5,546           $ 12,504          $ 17,027
   Maintenance and services                                         2,034              2,667              7,498            10,080
                                                              --------------     --------------     --------------    --------------

Total revenues                                                      5,021              8,213             20,002            27,107
                                                              --------------     --------------     --------------    --------------

Cost of revenues:
   Software licenses                                                  414                408              2,420               938
   Maintenance and services                                         1,408              2,166              6,458             7,857
                                                              --------------     --------------     --------------    --------------

Total cost of revenues                                              1,822              2,574              8,878             8,795
                                                              --------------     --------------     --------------    --------------

Gross profit                                                        3,199              5,639             11,124            18,312
                                                              --------------     --------------     --------------    --------------

Operating expenses:
   Research and development                                           780              1,969              6,602             7,224
   Sales and marketing                                              1,560              4,689             14,150            16,385
   General and administrative                                         509              1,036              3,931             3,858
   Provision for doubtful accounts                                    600                  -              1,265                 -
   Amortization of deferred stock compensation, net                  (114)               146                (64)            1,103
                                                              --------------     --------------     --------------    --------------
Total operating expenses                                            3,335              7,840             25,884            28,570
                                                              --------------     --------------     --------------    --------------

Operating loss                                                       (136)            (2,201)           (14,760)          (10,258)
Financial income (expenses), net                                      (89)               568                190                77
Financial expenses related to beneficial conversion
feature of convertible debenture                                        -                  -                  -           (16,607)
                                                              --------------     --------------     --------------    --------------

Net loss                                                           $ (225)          $ (1,633)         $ (14,570)        $ (26,788)

                                                              ==============     ==============     ==============    ==============

Basic and diluted net loss per share                               $(0.01)            $(0.08)            $(0.67)           $(3.34)
                                                              ==============     ==============     ==============    ==============
Weighted average number of shares used in
 computing basic and diluted net loss per share                21,716,773         21,605,162         21,711,125         8,029,785
                                                              ==============     ==============     ==============    ==============



                               VIRYANET LTD.

               PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (A) U.S. dollars in thousands, except share and per share data


                                                                                              Three months ended
                                                                                                 December 31,

                                                                                       ----------------------------------
                                                                                            2001               2000
                                                                                       ---------------    ---------------

Revenues:
   Software licenses                                                                       $ 2,987            $ 5,546
   Maintenance and services                                                                  2,034              2,667
                                                                                       ---------------    ---------------

Total revenues                                                                               5,021              8,213
                                                                                       ---------------    ---------------

Cost of revenues:
   Software licenses                                                                           414                408
   Maintenance and services                                                                  1,323              2,166
                                                                                       ---------------    ---------------

Total cost of revenues                                                                       1,737              2,574
                                                                                       ---------------    ---------------

Gross profit                                                                                 3,284              5,639
                                                                                       ---------------    ---------------

Operating expenses:
   Research and development                                                                    549              1,969
   Sales and marketing                                                                       1,293              4,689
   General and administrative                                                                  489              1,036
   Provision for doubtful accounts                                                             600
   Amortization of deferred stock compensation                                                (114)               146
                                                                                       ---------------    ---------------
Total operating expenses                                                                     2,817              7,840
                                                                                       ---------------    ---------------

Operating profit (loss)                                                                        467             (2,201)
Financial income (expenses), net                                                               (89)               568
                                                                                       ---------------    ---------------

Net profit (loss)                                                                            $ 378           $ (1,633)
                                                                                       ===============    ===============

Basic and diluted net profit (loss) per share                                               $ 0.02             $(0.08)
                                                                                       ===============    ===============

Weighted average number of shares used in
 computing basic and diluted net profit (loss) per share                                21,716,773         21,605,162
                                                                                       ===============    ===============

(A ) The above presentation of Pro Forma Consolidated Financial Statements of Operations has been adjusted to exclude the effects of $ 603 one time charges related to severance and other restructuring activities that occurred during the 4th quarter of 2001.